

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 21, 2010

Via U.S. Mail and facsimile to (805) 582-1006

Mr. Charles Rice
Chief Executive Officer
InterMetro Communications, Inc.
2685 Park Center Drive, Building A
Simi Valley, California 93065

      Re: InterMetro Communications, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed April 15, 2009
              Form 10-K/A #1 for the year ended December 31, 2008
              Filed December 11, 2009
              File No. 000-51384

Dear Mr. Rice:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        /s/Larry Spirgel
                        Assistant Director